UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )

                               PVC CONTAINER CORP.
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    693651101
                          -----------------------------
                                 (CUSIP number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                    505 Park Avenue, New York, New York 10022
                                 (212) 753-7200
    -----------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                February 7, 2000
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.693651101                     13D                          Page 2 of 7
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     1.        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   Lionheart Group, Inc.
                   13-3790-376

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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /

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     3.        SEC USE ONLY

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     4.        SOURCE OF FUNDS*

                   WC
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     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     / /

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
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NUMBER OF       7.        SOLE VOTING POWER
SHARES                             536,500
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH`
REPORTING
PERSON
WITH
                8.        SHARED VOTING POWER
                                   0
                ----------------------------------------------------------------
                9.        SOLE DISPOSITIVE POWER
                                   536,500
                ----------------------------------------------------------------
                10.       SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                            536,500
--------------------------------------------------------------------------------
     12.       CHECK BOT IF THE AGGREGATE AMOUNT IN FOW (11) EXCLUDES
               CERTAIN SHARES*                                              / /

--------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            7.62%
--------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON*
                            IA

================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.693651101                     13D                          Page 3 of 7
--------------------------                                    -----------------

================================================================================

     1.        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles Duncan Soukup

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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
     3.        SEC USE ONLY

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     4.        SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     / /

--------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United Kingdom
--------------------------------------------------------------------------------
NUMBER OF       7.        SOLE VOTING POWER
SHARES                             7,000
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH`
REPORTING
PERSON
WITH
                8.        SHARED VOTING POWER
                                   0
                ----------------------------------------------------------------
                9.        SOLE DISPOSITIVE POWER
                                   7,000
                ----------------------------------------------------------------
                10.       SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                            7,000
--------------------------------------------------------------------------------
     12.       CHECK BOT IF THE AGGREGATE AMOUNT IN FOW (11) EXCLUDES
               CERTAIN SHARES*                                              / /

--------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.10%
--------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON*
                            IN

================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.693651101                     13D                          Page 4 of 7
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                            STATEMENT ON SCHEDULE 13D
                            -------------------------

         The following constitutes Amendment No. 3 to the Schedule 13D filed by Lionheart Group, Inc. ("Lionheart") and the initial Schedule 13D filed by Charles Duncan Soukup. The Schedule 13D, as amended, filed by Lionheart and Mr. Soukup is collectively referred to as "Schedule 13D." Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

Item 2.  Identity and Background.

         Item 2 is amended to read as follows:

         This statement on Schedule 13D is being filed by Lionheart and Charles Duncan Soukup (the "Reporting Persons"). The business address of the Reporting Persons is 230 Park Avenue, Suite 516, New York, NY 10169.

         Lionheart as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of Lionheart owns 5% or more of the outstanding Common Stock. Mr. Soukup is a director and an officer of Lionheart.

         The officers of Lionheart are Charles Duncan Soukup, President, Vice-President, Secretary and Treasurer; Brant Root, Vice President; and John Radziwill, Vice President. The directors of Lionheart are Charles Duncan Soukup and John Radziwill. The present occupation of (a) Charles Duncan Soukup is President of Lionheart, (b) Brant Root is Vice President of Lionheart, and (c) John Radziwill is Vice President of Lionheart. Charles Duncan Soukup and John Radziwill are citizens of the United Kingdom and Brant Root is a citizen of the United States.

         During the last five years, neither Lionheart nor Charles Duncan Soukup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

         The aggregate purchase price of the 536,500 shares of Common Stock beneficially held by Lionheart is $3,177,853. All of the shares of Common Stock beneficially held by Lionheart were purchased with the working capital of the investment funds and managed accounts for whose accounts such shares were purchased. The aggregate purchase price of the 7,000 shares of Common Stock beneficially held by Mr. Soukup is $34,580. All of the shares of Common Stock beneficially held by Mr. Soukup were purchased through his IRA accounts whose investments decisions are controlled by him.



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CUSIP No.693651101                     13D                          Page 5 of 7
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Item 5.  Interest in Securities of the Issuer.

         Item 5(a), (b) and (c) are amended as follows:

         Item 5(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,038,705 Shares outstanding, which is the total number of shares of Common Stock outstanding as of September 11, 1999 as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

                  As of the close of business on February 10, 2000, Lionheart beneficially owns 536,500 Shares of Common Stock, constituting approximately 7.62% of the Shares of Common Stock outstanding and Charles Duncan Soukup beneficially owns 7,000 Shares of Common Stock constituting approximately 0.10% of the Shares of Common Stock outstanding.

         Item 5(b) Lionheart has sole voting and dispositive power with respect to 536,500 shares of Common Stock. Mr. Soukup has sole and dispositive power with respect to 7,000 shares of Common Stock.

         Item 5(c) Transactions in the Past 60 Days.

         In the 60 days prior to the date of the filing of this Statement, the Reporting Persons effected no transactions in the Common Stock other than those set forth in the following table:

                              Buy or         No. of           Price
Date         Filing Party     Sell           Shares           (US$)
----         ------------     ----           ------           -----

12/28/99     Lionheart         Buy             2,500          5.75
12/29/99     Lionheart         Buy             5,000          6.69
12/31/99     Lionheart         Buy             3,400          5.96
12/3199      Lionheart         Sell            1,500          6.50
01/31/00     Mr. Soukup        Buy             5,000          4.94
02/04/00     Lionheart         Buy             3,000          4.75
02/04/00     Mr. Soukup        Buy             2,000          4.75
02/07/00     Lionheart         Sell          100,000          4.81

         The above transactions were effected in the open market.

Item 7.           Material to be Filed as Exhibits.

         Item 7 is amended to include the following:

         The following documents are filed herewith:

         (a) Joint Filing Agreement dated as of February 10, 2000 between Lionheart and Charles Duncan Soukup.



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CUSIP No.693651101                     13D                          Page 6 of 7
--------------------------                                    -----------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2000

                                            LIONHEART GROUP, INC.



                                            By:     /s/ C. Duncan Soukup
                                                  --------------------------
                                            Name:   C. Duncan Soukup
                                            Title:  President

                                            Executed  on  behalf of the
                                            parties hereto  pursuant to
                                            the Joint Filing  Agreement
                                            filed herewith.



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CUSIP No.693651101                     13D                          Page 7 of 7
--------------------------                                    -----------------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated February 10, 2000 with respect to the shares of common stock, $0.01 par value, of PVC Container Corp. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.



Date: February 10, 2000                     LIONHEART GROUP, INC.


                                            By:     /s/ C. Duncan Soukup
                                                  --------------------------
                                            Name:   C. Duncan Soukup
                                            Title:  President


Date: February 10, 2000                     By:     /s/ C. Duncan Soukup
                                                  --------------------------
                                            Name:   C. Duncan Soukup